SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Clean Diesel Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
18449C 401
(CUSIP Number)
Mr. Charles J. McDermott
RockPort Capital Partners, L.P.
160 Federal Street, 18th Floor
Boston, MA 02110
(617) 912-1420

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attn: Thomas R. Burton III, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	18449C 401		Page	2	of	14	Pages

1	NAMES OF REPORTING PERSONS Rockport Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		343,273 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		343,273 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.87%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D
CUSIP No.	18449C 401		Page	3	of	14	Pages

1	NAMES OF REPORTING PERSONS RockPort Capital I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		343,273 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		343,273 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,273 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.87%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D
CUSIP No.	18449C 401		Page	4	of	14	Pages

1	NAMES OF REPORTING PERSONS RP Co-Investment Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		34,750 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,750 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,750 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.49%

14	TYPE OF REPORTING PERSON

PN

SCHEDULE 13D
CUSIP No.	18449C 401		Page	5	of	14	Pages

1	NAMES OF REPORTING PERSONS RP Co-Investment Fund I GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		34,750 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,750 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,750 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.49%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D
CUSIP No.	18449C 401		Page	6	of	14	Pages

1	NAMES OF REPORTING PERSONS Alexander Ellis III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,023 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

378,023 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,023 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No.	18449C 401		Page	7	of	14	Pages

1	NAMES OF REPORTING PERSONS Janet B. James

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,023 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

378,023 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,023 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No.	18449C 401		Page	8	of	14	Pages

1	NAMES OF REPORTING PERSONS William E. James

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,023 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

378,023 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,023 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No.	18449C 401		Page	9	of	14	Pages

1	NAMES OF REPORTING PERSONS Charles J. McDermott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,023 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

378,023 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,023 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No.	18449C 401		Page	10	of	14	Pages

1	NAMES OF REPORTING PERSONS David J. Prend

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,023 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

378,023 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,023 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No.	18449C 401		Page	11	of	14	Pages

1	NAMES OF REPORTING PERSONS Stoddard M. Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,023 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

378,023 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,023 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
CUSIP No. 18449C 401		Page 12 of 14 Pages
Amendment No. 1 to Schedule 13D
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D, dated October 22, 2010 and filed by RockPort Capital Partners, L.P. (“Rockport”), RP Co-Investment Fund I, L.P. (“RP Co-Investment”), RockPort Capital I LLC (“Rockport GP”), RP Co-Investment Fund I GP, LLC (“Rockport Co-Investment GP”), Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson (each a “Reporting Person”) with the Securities and Exchange Commission on October 25, 2010 (“Schedule 13D”) with respect to the common stock, par value $0.01 per share (“CDTI Common Stock”), of Clean Diesel Technologies, Inc., a Delaware corporation (“CDTI” or the “Issuer”). Except as specifically provided herein, this Amendment No. 1 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.
Item 4. Purpose of the Transactions.
The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the last paragraph of such Item 4:
     As described in more detail in Item 6 below, on June 28, 2011, the Issuer, Rockport and RP Co-Investment entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners, LLC, as representative of the underwriters named therein (the “Underwriters”). Pursuant to the terms and conditions of the Underwriting Agreement, the Issuer, Rockport and RP Co-Investment sold 2,645,000, 72,800 and 7,200 shares of CDTI Common Stock, respectively, at an offering price to the public of $3.75 per share. Such public offering of shares closed on July 5, 2011. The Underwriters were granted an option to purchase up to an additional 408,750 shares of CDTI Common Stock from the Issuer within 30 days after the date of the Underwriting Agreement to cover over-allotments, if any, and on June 30, 2011, such option was exercised in full.
Item 5. Interest in Securities of the Issuer.
The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) and (b) As of July 5, 2011, RockPort directly owns 343,273 shares, or 4.87%, of CDTI Common Stock, including 303,053 outstanding shares of CDTI Common Stock, and 40,220 shares of CDTI Common Stock issueable upon exercise of currently exercisable warrants. RockPort has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.
     RockPort GP, as the general partner of RockPort, may be deemed to beneficially own 343,273 shares, or 4.87%, of CDTI Common Stock, including 303,053 outstanding shares of CDTI Common Stock, and 40,220 shares of CDTI Common Stock issueable upon exercise of currently exercisable warrants. RockPort GP has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it. RockPort GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.
     RP Co-Investment directly owns 34,750 shares, or 0.49%, of CDTI Common Stock, including 19,642 outstanding shares of CDTI Common Stock, and 15,108 shares of CDTI Common Stock issueable upon exercise of currently exercisable warrants. RP Co-Investment has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it.
     RP Co-Investment GP, as the general partner of RP Co-Investment, may be deemed to beneficially own 34,750 shares, or 0.49%, of CDTI Common Stock, including 19,642 outstanding shares of CDTI Common Stock, and 15,108 shares of CDTI Common Stock issueable upon exercise of currently exercisable warrants. RP Co-Investment GP has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it. RP Co-Investment GP disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Exchange Act, or for any other purpose.
     Each of the Members as a member of each of RockPort GP and RP Co-Investment GP, may be deemed to beneficially own 378,023 shares, or 5.37%, of CDTI Common Stock, including 322,695 outstanding shares of CDTI Common Stock, and 55,328 shares

SCHEDULE 13D
CUSIP No. 18449C 401		Page 13 of 14 Pages
of CDTI Common Stock issueable upon exercise of currently exercisable warrants. Each of the Members has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by him or her. Each Member disclaims beneficial ownership of the reported securities except to the extent of his or her pecuniary interest therein, and this report shall not be deemed an admission that any such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Exchange Act, or for any other purpose.
     The beneficial ownership percentages set forth herein in each case assume there to be 7,041,562 shares of CDTI Common Stock outstanding as reported by CDTI to the Reporting Persons.
     (c) Except as noted in this Schedule 13D/A, no transactions in CDTI Common Stock have been effected during the past 60 days by any of the Reporting Persons.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D/A.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the last paragraph of such Item 6:
     On June 28, 2011, the Issuer, Rockport and RP Co-Investment entered into the Underwriting Agreement pursuant to which the Issuer, Rockport and RP Co-Investment Fund sold 2,725,000, 72,800 and 7,200 shares of CDTI Common Stock, respectively, at an offering price to the public of $3.75 per share. Such public offering of shares closed on July 5, 2011. The Underwriters were granted an option to purchase up to an additional 408,750 shares of CDTI Common Stock from the Issuer within 30 days after the date of the Underwriting Agreement to cover over-allotments, if any, and on June 30, 2011, such option was exercised in full. The public offering of shares by Rockport and RP Co-Investment was made pursuant to their rights under the Registration Rights Agreement.
     The Underwriting Agreement contains customary representations, warranties, and covenants by the Issuer. It also provides for customary indemnification by each of the Issuer and the Underwriters for losses or damages arising out of or in connection with the sale of CDTI Common Stock. In addition, pursuant to the terms of the Underwriting Agreement, each director and executive officer of the Issuer, Rockport and RP Co-Investment agreed not to sell, transfer or otherwise dispose of securities of the Issuer within the 90-day period following June 28, 2011, subject to extension in certain circumstances.
     References to, and the description of, the Underwriting Agreement are qualified in their entirety by reference to the Underwriting Agreement which is filed herewith as Exhibit 7 and is incorporated herein by this reference herein.
Item 7. Material to be Filed as Exhibits.
The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph of such Item 7:
Exhibit 7.	Underwriting Agreement, dated June 28, 2011, by and among the Issuer, Rockport, RP Co-Investment and Roth Capital Partners, LLC, as the representative of the underwriters named therein (previously filed as Exhibit 1.1 to the Current Report on Form 8-K of the Issuer filed on July 1, 2011 and incorporated herein by reference).

SCHEDULE 13D
CUSIP No. 18449C 401		Page 14 of 14 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2011	Rockport Capital Partners, L.P.
	By:	Rockport Capital I LLC, its General Partner

	By:	/s/ Janet B. James
		Name:	Janet B. James
		Title:	Managing Member

RP Co-Investment Fund I, L.P.
	By:	RP Co-Investment Fund I GP, LLC, its General Partner

	By:	/s/ Janet B. James
		Name:	Janet B. James
		Title:	Managing Member

RockPort Capital I LLC
	By:	/s/ Janet B. James
		Name:	Janet B. James
		Title:	Managing Member

RP Co-Investment Fund I GP, LLC
	By:	/s/ Janet B. James
		Name:	Janet B. James
		Title:	Managing Member

Alexander Ellis III
	By:	/s/ Alexander Ellis III

Janet B. James
	By:	/s/ Janet B. James

William E. James
	By:	/s/ William E. James

Charles J. McDermott
	By:	/s/ Charles J. McDermott

David J. Prend
	By:	/s/ David J. Prend

Stoddard M. Wilson
	By:	/s/ Stoddard M. Wilson